Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

July 30, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant)

     Active Portfolios Multi-Manager Value Fund

     (formerly known as Columbia Active Portfolios – Diversified Equity Income Fund)

     Columbia Small/Mid Cap Value Fund

     (formerly known as Columbia Mid Cap Value Opportunity Fund)

Post-Effective Amendment No. 114
File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

The Registrant is filing Post-Effective Amendment No. 114 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced funds.

The prospectuses have been marked to show all changes from the previously effective prospectuses for the above-referenced funds.

If you have any questions, please contact either me at (617) 385-9536 or Erin Nygard at (612) 671-2543.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II